ATTUNITY ANNOUNCES SUCCESFUL
                          COMPLETION OF RIGHTS OFFERING

BURLINGTON, MA, May 13, 2009 - Attunity Ltd. (OTC BB: ATTUF.OB), a leading provider of real-time event capture and data integration software, announced today the successful completion of its $1.2 million Rights Offering, the subscription period of which ended on May 8, 2009.

Total gross proceeds to Attunity were approximately $0.6 million and, when taken together with the conversion of approximately $0.4 million of short-term convertible loans (on the same terms of the Rights Offering), the Company increased its shareholders equity by approximately $1 million, excluding offering expenses.

As contemplated, the proceeds raised in the Rights Offering meet the minimum of $360,000 of gross proceeds that Attunity had to raise in order to secure the conversion of the short-term convertible loans, the extension of the maturity date of the $2 million convertible notes from May 2009 to November 2010, and the extension of the repayment date of the $2 million outstanding loan from Plenus, such that the repayment of the principal amount (in 24 equal monthly payments) will commence in February 2010 rather than March 2009.


Attunity will issue to the subscribing shareholders and the lenders a total of approximately 8.3 million ordinary shares and three-year warrants exercisable into approximately 4.1 million ordinary shares at an exercise price of $0.12 per share. The Company intends to use the net proceeds from the offering for general corporate purposes, including working capital.

Shimon Alon, Chairman and CEO of Attunity, stated, "We are very pleased that Attunity has been able to strengthen its equity capital base and cash position through the support of our shareholders, especially in the current condition of the capital markets. With the completion of this last step in the financing plan we initiated last year, we believe we are well positioned to meet our working capital requirements as well as the challenging market conditions in 2009."

About Attunity
Attunity is a leading provider of real-time event capture and data integration software. Using our software solutions, Attunity's customers enjoy dramatic business benefits by driving down the cost of managing their operational systems, creating flexible, service-based architectures for increased business agility, and by detecting critical actionable business events, as they happen, for faster business execution.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of strategic and OEM agreements with partners such as Microsoft, Oracle, IBM, HP and SAP/Business Objects. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, please visit us at www.attunity.com.

Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, please visit us at www.attunity.com

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity's current expectations. Factors that could cause or contribute to such differences include, but are not limited to: liquidity challenges and the need to raise funds in the near future, which may not be available to the Company on acceptable terms or at all; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; any unforeseen developmental or technological difficulties with regard to Attunity's products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity's; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity's new and existing products; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity's most recent Annual Report on Form 20-F, which is on file with the Securities and Exchange Commission. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                      # # #

(c) 2009 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information:

Dror Elkayam, VP Finance
Attunity
+972 9-899-3000
dror.elkayam@attunity.com